Exhibit 99.1

Company announcement — No. 29/2018

Zealand Pharma announces change in Executive Management

Copenhagen, Denmark, November 26, 2018 — Zealand Pharma A/S announces that Britt Meelby Jensen has today delivered her notice to resign from her position as President and CEO.

Britt Meelby Jensen has accepted a CEO position in a non-competing company outside Denmark and she will remain in her position with Zealand Pharma until further notice.

Britt Meelby Jensen, President and CEO of Zealand, comments:

“I have sincerely enjoyed my four years at Zealand, working with an outstanding team and great partners. Zealand has gone through a transformation and has today a strong late stage pipeline and a solid financial position, with great potential to be unlocked over the next period. It has been a difficult decision to leave, but I have been offered an interesting position, where I can leverage a broader set of my competences.”

Martin Nicklasson, Chairman of Zealand, comments:

“Britt is leaving at a time, where Zealand is in a strong position, with clear priorities and financial strength to deliver on the company’s strategy. The Board is happy with the progress and the positive outlook for Zealand, and is fully committed to deliver on the strategic priorities. The Board is thankful for Britt’s contributions and wishes her all the best in her future endeavors.”

The process of finding a replacement for Britt Meelby Jensen will commence immediately.

For further information, please contact:

Britt Meelby Jensen, President and CEO
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.